Exhibit 99.1

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion 7535825

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 11, 2018

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company’s offices, at 20 Freiman Street, Rishon LeZion, Israel on July 11, 2018 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, Revital Cohen and Ziv Dekel and to elect Menachem Shmool to serve as directors on the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve an increase in the authorized share capital and to amend the Company’s Memorandum of Association and Articles of Association, accordingly.

3.	To approve an amendment of the 2003 Israeli Share Option Plan and an increase to the number of shares available for issuance thereunder.

4.	To approve the New Compensation Policy.

5.	To approve the 2018 Compensation Plans of the Company’s Executive Officers.

6.	To approve an additional grant of shares to Executive Officers and Active Chairman in connection with a contemplated acquisition.

7.	To ratify and approve the indemnification and exemption arrangements for directors and officers (excluding the CEO).

8.	To ratify and approve the indemnification and exemption arrangement for the CEO.

9.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2018, and for such additional period until the next annual general meeting of shareholders.

10.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2017.

The Board of Directors has fixed the close of business on June 11, 2018 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 3, 7 and 9 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposals 4, 5, 6 and 8 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a personal interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2017 described in proposal 10 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than July 1, 2018.

By Order of the Board of Directors,

Yosi Lahad,

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion 7535825

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 11, 2018

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 80.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on July 11, 2018 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, Revital Cohen and Ziv Dekel and to elect Menachem Shmool to serve as directors on the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve an increase in the authorized share capital and to amend the Company’s Memorandum of Association and Articles of Association, accordingly.

3.	To approve an amendment of the 2003 Israeli Share Option Plan and an increase to the number of options available for issuance thereunder.

4.	To approve the New Compensation Policy.

5.	To approve the 2018 Compensation Plans of the Company’s Executive Officers.

6.	To approve an additional grant of shares to Executive Officers and Active Chairman in connection with the contemplated acquisition.

7.	To ratify and approve the indemnification and exemption arrangements for directors and officers (excluding the CEO).

8.	To ratify and approve the indemnification and exemption arrangement for the CEO.

9.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2018, and for such additional period until the next annual general meeting of shareholders.

10.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2017.

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A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about June 13, 2018. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on June 11, 2018 are entitled to notice of and to vote at the Meeting. The Company had 3,553,714 Ordinary Shares issued and outstanding on May 31, 2018. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposals 1, 3, 7 and 9 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

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Proposals 4, 5, 6 and 8 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a personal interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2017 described in proposal 10 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than July 1, 2018.

By Order of the Board of Directors,

Yosi Lahad,

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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I.	PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

The following table sets forth, as of May 31, 2018, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 3,553,714 shares outstanding as of May 31, 2018.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (1)	Total Shares	Percent
YA II PN, Ltd. 1012 Springfield Avenue Mountainside, NJ 07092	197,025	-	197,025	5.54%

(1)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this report.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders during or with respect to the year ended December 31, 2017.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended December 31, 2017.

Name	Position	Salary Cost	Bonus	Value of Equity Awards	Other Compensation*	Total
Avidan Zelicovsky	President and head of the Supply Chain division	$212,728	$10,147	$12,568	$26,277	$261,720
Yuval Viner	Co-CEO and head of the RFID and Mobile division	$213,472	$10,147	$12,835	$9,211	$24,665
Eyal Cohen	Co-CEO and CFO	$196,029	$10,147	$15,101	$7,455	$228,732
Uzi Parizat	VP Sales & Marketing, RFID and Mobile Division	$149,043	$9,451	$4,433	$9,037	$171,964
Hagit Eliyahu	VP, Supply Chain Division	$74,616	$42,668	$1,108	$18,350	$136,741

*      car expenses.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, Revital Cohen, and Ziv Dekel, and to elect Menachem Shmool, to serve as directors on the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

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Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 provides that a public company with securities listed on the Nasdaq Capital Market and has no controlling shareholder, may elect to be exempt from the requirements under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), to appoint external directors or regarding the composition of the audit and compensation committees. The exemption is available, provided the company satisfies the requirements applicable to domestic US issuers in these matters. On October 16, 2017 our Board of Directors established that we comply with the requirements applicable to US issuers listed on Nasdaq in connection with a majority of independent directors on the Board of Directors and with the composition of each of the audit committee and compensation committee, and determined to adopt the exemption. Consequently, the Company’s Board of Directors does not include external directors as defined under the Israeli Companies Law.

Pursuant to the Company’s Articles of Association, the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four nor more than eleven.

The Israeli Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Israeli Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The seven nominees named in this proposal 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yosi Lahad (1)	62	Chairman of the Board of Directors
Mr. Yuval Viner (2)	55	Director
Mr. Avidan Zelicovsky (3)	48	Director
Ms. Odelia Levanon (4)	55	Director
Mr. Ziv Dekel(5)	54	Director
Ms. Revital Cohen(6)	41	Director
Mr. Menachem Shmool(7)	75	Director

(1)	Mr. Yosi Lahad holds options to purchase 17,375 of the Company’s Ordinary Shares, which he received upon his appointment as a director.

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(2)	Mr. Yuval Viner holds 5,127 Ordinary Shares of the Company, and options to purchase 90,000 of the Company’s Ordinary Shares, which he received as an officer.

(3)	Mr. Zelicovsky holds options to purchase 90,000 of the Company’s Ordinary Shares, which he received as an officer.

(4)	Ms. Odelia Levanon holds 349 of the Company’s Ordinary Shares, which she received as director fees and options to purchase 5,000 of the Company’s Ordinary Shares, which she received upon her appointment as a director.

(5)	Mr. Ziv Dekel holds options to purchase 5,000 of the Company’s Ordinary Shares, which he received upon his appointment as a director.

(6)	Ms. Revital Cohen holds 55,100 Company’s Ordinary Shares, which she purchased on the market. Ms. Cohen holds options to purchase 7,500 of the Company’s Ordinary Shares, which she received upon her appointment as a director. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

(7)	Mr. Menachem Shmool holds 55,000 Company’s Ordinary Shares, which he purchased on the market.

Mr. Yosi Lahad has joined our Board of Directors on April 13, 2014 and was appointed as Chairman in January 26, 2015. Mr. Lahad has extensive interdisciplinary practical and academic knowledge and vast experience in restructuring processes and strategic alliances. Mr. Lahad has led as CEO or Chairman several technology companies from early stage to growth and led several M&A events in the United States, Israel and China. Mr. Lahad provides strategic and business development services to global companies in a variety of industries including communications, IT, energy, water, Homeland security & robotics. Mr. Lahad serves as an Active Chairman or Board member of several companies such as JPI Group China, a leading strategic planning firm for companies entering the Chinese market, UPO, a provider for innovative analytics of information over Internet, and VPlan, and NextWave Robotics among others. Previously, Mr. Lahad served as the country Managing Director of Tadiran’s operations in China and as a Division VP at ELBIT Systems. Mr. Lahad had been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation at the  Interdisciplinary Center (a joint program with Wharton school of business at University of Pennsylvania) and at Tel-Aviv University from 2005. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from the University of Texas (UTA) and an MBA from Tel Aviv University.

Mr. Yuval Viner was appointed as the Company acting CEO on October 20, 2009, as CEO on March 17, 2010 and joined our Board of Directors on June 29, 2015. Mr. Viner joined the Company as part of its acquisition of the assets of Dimex Systems (1988) Ltd. in March 2008, and since then has also served as the head of our RFID and Mobile Solutions division. Mr. Viner joined Dimex Systems (1988) Ltd. in 1993 and was appointed as Dimex System’s CEO in 2000. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

Mr. Avidan Zelicovsky was appointed as the Company acting president in October 20, 2009, as president on March 17, 2010 and joined our Board of Directors on June 29, 2015. From November 2004, following the acquisition of Odem by BOS, Mr. Zelicovsky served as the head of our Supply Chain Solutions division. Mr. Zelicovsky first joined Odem in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from Bar-Ilan University.

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Ms. Odelia Levanon joined our Board of Directors in November 2015. Ms. Levanon served as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands from 2014 to September 2017. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has served as a member of the Board of You – loyalty club from 2008 to 2012. Since 2016, Ms. Levanon is a lecturer on management in the field of information systems in the Israel Academic College in Ramat Gan. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

Mr. Ziv Dekel joined our Board of Directors on June 29, 2015. Mr. Dekel has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor’s CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Ms. Revital Cohen joined our Board of Directors on December 2017. Since 2011, Ms. Cohen has been a consultant to companies in various fields such as business planning, finance, IT and human resources. Prior to 2011, Ms. Cohen was a senior consultant with Step Economic Consulting Ltd. Ms. Cohen holds a bachelor’s degree in Sociology and Education, and master’s degree in Organizational Studies from the Hebrew University in Jerusalem. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

Mr. Menachem M. Shmool is a new nominee to our Board of Directors. Mr. Shmool has over 40 years of management and finance experience in various companies in the United States. In the last 25 years Mr. Shmool served as CFO at Missry Associates, Inc. – an importer and manufacturer of horticultural products.  Mr. Shmool gained extensive experience in financial planning, establishment of loans structures with first tier banks in the US, integrations of operations, logistic software systems and developing employees’ motivation.  Prior to that Mr. Shmool was the President of Lucilla International Ltd., an importer and exporter of apparel and textile products. Mr.Shmool holds a B.P.S. from Pace University in NY and an M.B.A. from L.I. University in International Finance in NY, graduating with distinction.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2017:

	Salaries, Directors’ fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 10 persons)	$804,000	$115,000

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner, Ziv Dekel and Revital Cohen, and to elect Menachem Shmool, to serve as directors on the Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

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Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.	INCREASE OF SHARE CAPITAL

Currently, the authorized share capital of the Company is NIS 320,000,000 consisting of 4,000,000 Ordinary Shares NIS 80.00 nominal value per share, of which 3,553,714 are outstanding. In addition, 310,000 Ordinary Shares are reserved for issuance pursuant to options granted under the Company’s 2003 Share Option Plan. As a result the Company has 136,286 Ordinary Shares available for future issuances.

At the meeting of the Board of Directors held on April 29, 2018, the Board members approved an increase of the authorized share capital of the Company by additional 2,000,000 shares, so that immediately following such increase the total authorized share capital of the Company would be NIS 480,000,000, consisting of 6,000,000 Ordinary Shares, NIS 80.00 nominal value per share.

The increase in authorized share capital would allow the Company to meet its future business needs as they arise. These purposes could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share dividends, and other bona fide corporate purposes.

On May 8, 2017, the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA II PN Ltd. (“YA”), f.k.a. YA Global Master SPV Ltd., for the sale of up to $2,000,000, of its Ordinary Shares to YA. Since January 2018 until the date of this proxy statement, the Company issued in financing transactions, pursuant to SEDA, the total of 197,025 Ordinary Shares, which generated gross proceeds of $400,000. In addition, on May 2017 the Company issued 67,307 Ordinary Shares to YA’s affiliate as a commitment fee.

The Company intends to engage in additional equity financings in the future, subject to market conditions, and to consider acquisitions and other transactions pursuant to which Ordinary Shares would be issued as such opportunities arise.

The additional authorized Ordinary Shares would have rights identical to the Company’s Ordinary Shares currently outstanding. Approval of the proposed increase in the number of authorized Ordinary Shares and any issuance of Ordinary Shares would not affect the rights of existing holders of the Company’s Ordinary Shares, except for the effects incidental to increasing the outstanding number of Ordinary Shares, such as dilution of earnings per share, if any, and voting rights of existing holders of Ordinary Shares.

If authorized, the additional Ordinary Shares may be issued with approval of the Board of Directors but without further approval of shareholders, unless shareholder approval is required by applicable law, rule or regulation. Our ordinary shareholders do not have preemptive rights with respect to future issuances of Ordinary Shares. Thus, should the Board of Directors elect to issue additional Ordinary Shares, the Company’s existing shareholders will not have any preferential rights to purchase such shares and such issuance could have a dilutive effect on the voting power and percentage ownership of these shareholders.

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The Board recommends that at the Meeting, the shareholders approve an increase of the authorized share capital of the Company by an additional NIS 160,000,000, comprised of 2,000,000 Ordinary Shares, NIS 80.00 nominal value per share.

Following the proposed increase in the authorized share capital, the total authorized share capital of the Company would be NIS 480,000,000, consisting of 6,000,000 Ordinary Shares, NIS 80.00 nominal value per share.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an increase of 2,000,000 Ordinary Shares in the Company’s authorized share capital, following which the Company’s authorized share capital shall be NIS 480,000,000, divided into 6,000,000 Ordinary Shares, nominal value NIS 80.00 per Share. Concurrently with the share capital increase, it is hereby resolved to amend article 4.1 of the Company’s Articles of Association and section 4 of the Company’s Memorandum of Association, to reflect the share capital increase effected.”

Vote Required

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the foregoing resolution.

3.	AMENDMENT OF THE 2003 ISRAELI SHARE OPTION PLAN AND INCREASE OF THE OPTION POOL

 Under the 2003 Israeli Share Option Plan (the “Option Plan”), employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company.

On December 12, 2017 the Company’s shareholders approved an increase in the number of Ordinary Shares available for issuance under the Option Plan (the “Option Pool”), by 125,000 Ordinary Shares, which brought the total amount reserved thereunder to 500,000 Ordinary Shares. Such increase was utilized in part to allow for the 2017 grant of options to the directors and officers of the Company.

Recently, the Board of Directors approved (subject to shareholder approval) an additional increase to the Option Pool, by 200,000 to a total of 700,000. This Option Plan is the only active plan from which options are being granted. As of May 15, 2018, the total number of Ordinary Shares reserved under the Option Plan is 500,000, of which only 117,183 Ordinary Shares are available for future grants of options. Following the increase and assuming the grant of the options proposed to be granted immediately after the Meeting (i.e. to the Executive Officers, as defined in proposal 5 below), the Company shall have an amount of 257,183 Ordinary Shares available for future grants in its Option Pool and the corresponding Section 7.1 of the Option Plan, stating the total number of shares to be reserved under the Option Plan, shall be amended to reflect such increase.

The Board of Directors further approved (subject to shareholder approval), an amendment to the Option Plan, allowing the Board of Directors to grant to participants Ordinary Shares, in addition to options to purchase Ordinary Shares.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve (i) an increase of the number of Ordinary Shares available for issuance under the Option Plan, by 200,000 to a total of 700,000, and the corresponding amendment of Section 7.1 of the Option Plan, and (ii) the additional amendment of the Option Plan allowing for the grants of Ordinary Shares in addition to options, as provided above.”

11

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

4.	APPROVAL OF THE NEW COMPENSATION POLICY

Pursuant to the Israeli Companies Law, a Company’s compensation policy (the “Compensation Policy”) is subject to the approval by special shareholders’ majority, and is to be reviewed and re-approved at least once every three years. The special shareholders’ majority requires the affirmative vote of a majority of the shares present, excluding controlling shareholders. The Company’s existing Compensation Policy was initially adopted and approved by the shareholders on November 7, 2013, and amended and revised on October 22, 2015 and on November1, 2016.

The Company’s Compensation Committee and Board of Directors have resolved to adopt the new Compensation Policy for the Company’s directors and officers, in the form attached hereto as Exhibit A.

The new Compensation Policy is to vary from the current Compensation Policy in the following aspects:

(a)	The guideline for the grant of options to the officers and directors of the Company shall be revised so that the total amount of the outstanding options that may be granted to the officers and directors of the Company shall not exceed 15% of the Company’s share capital on the fully diluted basis, in lieu of the previous limit of 10%. The number of options currently outstanding constitutes 8% of the Company’s share capital on the fully diluted basis, and following the approval of the proposed grants at the upcoming shareholders meeting, it will increase to 10%;

(b)	An annual bonus may be paid in whole or in part, in cash, equity or a combination thereof;

(c)	The definition of the ‘Officer’ shall be corrected to include the Active Chairman, in order to allow the Active Chairman to receive a bonus;

(d)	The CEO shall be allowed to solely approve a non-material change (not more than 10% of the annual fixed compensation) in the compensation package of a non-director Officer, who is a CEO subordinate, provided that such compensation is in compliance with the Compensation Policy.

(e)	The Company may purchase a D&O policy, with a liability coverage of $5 million per event and per period, at an annual premium of $34,000. Upon expiration, the policy may be renewed or extended, on terms substantially similar to or more favorable than those of the then effective insurance policy, except that the annual premium may be increased by no more than 25% in any year, as compared to the previous year, or cumulatively for the number of years since the last such increase.

The new Compensation Policy is aligned with the Company’s goals, business plan and long term objectives and creates appropriate incentives for the Company’s officers, considering the Company’s size, scope of operations and risk management policy.

The new Compensation Policy shall come into full force and effect once duly approved and adopted at the Meeting.

Following approval by the Company’s Compensation Committee and the Board of Directors, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve and adopt the new Compensation Policy for the Company’s directors and officers, in the form attached hereto as Exhibit A.”

Vote Required

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

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5.	2018 COMPENSATION PLANS OF THE COMPANY’S EXECUTIVE OFFICERS

Our Compensation Committee and Board of Directors have approved 2018 compensation plans for the Co-Chief Executive Officer, Yuval Viner, the Co-Chief Executive Officer and Chief Financial Officer, Eyal Cohen, and the Company’s President, Avidan Zelicovsky (each, an “Executive Officer”), for the fiscal year 2018. The 2018 compensation plans include, in addition to the Salary (as defined below), a bonus plan, comprised of payment in cash, options or Ordinary Shares, as provided below. In the event the Company completes an acquisition pursuant to an agreement entered into in 2018, the Executive Officers shall be entitled to a special Transaction Grant – see proposal 6 below.

The Board of Directors has structured the bonus plan on the basis of a combination of the following measurements and targets, acknowledging it as the most appropriate structure for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per each target for each Company’s Executive Officer:

Measurement	2018 Target that Entitles to a Bonus	Bonus Payable Upon Achievement
Net Profit	A net profit exceeding $600,000, on a GAAP basis (after reflecting the cost of the bonus).	One monthly salary* (approximately $12,500)

Net Profit	A net profit exceeding $770,000, on a GAAP basis (after reflecting the cost of the bonus).	An additional one monthly salary* (approximately $12,500)

* For each of Yuval Viner and Eyal Cohen the annual bonus shall be paid in shares at a price per share calculated on the basis of the weighted average closing price of the Company’s shares on the NASDAQ during the 20 trading days preceding the date of the approval of the annual financial statements of the Company. The bonus of Avidan Zelicovsky shall be paid in cash.

In addition, in special circumstances, the Board of Directors may grant the officers a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary.

As provided in Company’s current and new Compensation Policy, the total annual bonus for each Executive Officer is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to an Executive Officer by up to 20%, at its discretion.

Under the existing employment agreement each Executive Officer is entitled to a gross monthly base salary of NIS 44,472 (approximately $12,500) linked to the CPI, plus customary benefits which include, among others, managers’ insurance, education fund, car expenses and long-term disability insurance (the “Salary”).

In addition to the bonus plan (and the Transaction Grant - proposal 6 below), the shareholders are asked to approve a grant to each of the Executive Officers options to purchase 20,000 of the Company’s Ordinary Shares. The options shall be granted pursuant to the Options Plan and have the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the date of the approval of the proposed grant by the Meeting.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the of the date of approval of the grant by the shareholders of the Company, provided that the applicable Executive Officer is still engaged with the Company at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the date of approval by the Meeting.

●	Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of options, or by any combination of the foregoing.

The proposed compensation for each Executive Officer complies with the Company’s current and new Compensation Policy.

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At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the 2018 Compensation Plans for the Executive Officers, as described in this Proxy Statement”.

Vote Required

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

6.	A TRANSACTION GRANT TO EXECUTIVE OFFICERS AND THE COMPANY’S ACTIVE CHAIRMAN

The Company is in the process of evaluating a potential business acquisition (a “Transaction”) in 2018. At this time, there is no agreement or understandings with respect to a Transaction, but it is under active consideration. In the event that the Company is successful in completing a Transaction, the Board of Directors would like to be able to recognize the efforts of senior management through grants of equity under the following terms. The shareholders are asked to approve a grant to each Executive Officer, and to the Active Chairman, of restricted shares of the Company (the “Transaction Grant”). The Transaction Grant shall be contingent upon the entry of the Company into an agreement for the Transaction in 2018, and the actual grant shall take place upon the closing of the Transaction.

The Transaction Grant shall have a value of one and a half monthly salary for each Executive Officer, and of $10,000 for the Active Chairman, and shall be granted according to the following terms:

●	Price per share: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days prior to the date the closing of the Transaction.

●	Lock-up: 50% of the shares comprising the Transaction Grant shall be locked- up for one year from their grant, and the balance shall be locked-up for two years from grant; provided however, that in the event of an M&A transaction, a change of control event or termination of grantee’s employment or service other than for “Cause”, such locked-up shares shall be fully accelerated and released from the lock-up.

The proposed Transaction Grant complies with the Company’s new Compensation Policy.

The Compensation Committee and the Board of Directors approved the terms of the Transaction Grant for the Executive Officers and the Active Chairman as described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, to approve the Transaction Grant for the Executive Officers and the Active Chairman, as described in this Proxy Statement”.

Vote Required

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

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7.	RATIFICATION AND APPROVAL OF INDEMNIFICATION AND EXEMPTION ARRANGEMENTS FOR DIRECTORS AND OFFICERS (EXCLUDING THE CEO)

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify and provide exemption to directors and officers, subject to certain conditions and limitations.

Shareholders are asked to ratify and approve the indemnification agreement granted to the Company’s directors and officers (excluding the CEO) serving from time to time in such capacity, in the form attached as Exhibit B to this Proxy Statement, which was ratified and approved by the Company’s Compensation Committee and Board of Directors.

The proposed indemnification and exemption complies with the provisions of the Company’s current and new Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the indemnification and exemption to the Company’s directors and officers serving from time to time in such capacity, in the form attached as Exhibit B to this Proxy Statement, be and hereby are ratified and approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

8.	RATIFICATION AND APPROVAL OF INDEMNIFICATION AND EXEMPTION ARRANGEMENT FOR THE CEO

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify and provide exemption to the Company’s CEO, subject to certain conditions and limitations.

Shareholders are asked to ratify and approve the indemnification agreement granted to the Company’s CEO (or Co-CEOs) serving from time to time in such capacity, in the form attached as Exhibit B to this Proxy Statement, which was ratified and approved by the Company’s Compensation Committee and Board of Directors.

The proposed indemnification and exemption complies with the provisions of the Company’s current and new Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the indemnification and exemption to the Company’s CEO (or Co-CEOs) serving from time to time in such capacity, in the form attached as Exhibit B to this Proxy Statement, be and hereby are ratified and approved.”

Vote Required

Under the Israeli Companies Law, the approval of indemnification of the CEO (as opposed to the other directors and officers) requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

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9.	APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders appoint Fahn Kanne & Co. Grant Thornton Israel (“Fahn Kanne”), as the independent auditors of the Company for the year ending December 31, 2018, and for such additional period, until the next annual general meeting of shareholders. Fahn Kanne have served as the Company’s independent auditors since 2017, having replaced in this role Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y”).

Pursuant to Section 24.2 to the Company’s Articles of Association, the auditor fees are set by the Company’s Board of Directors.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to E&Y during 2017 and 2016 and to Grant Thornton during 2017. All of such fees were pre-approved by our audit committee.

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$52,000	63%	-	-
Audit Fees – E&Y (1)	$8,000	10%	$76,000	89%
Tax Fees – E&Y (2)	$5,000	6%	$4,000	5%
All Other Fees – Grant Thornton (3)	$12,000	15%	-	-
All Other Fees – E&Y (3)	$5,000	6%	$5,000	6%
Total	$82,000	100%	$85,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions

(3)	Other fees are fees for professional services other than audit or tax related fees.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee may pre-approve audit and non-audit services to be provided to the Company by its auditors, and set a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

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At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Fahn Kanne be, and they hereby are, appointed as independent auditors of the Company for the year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

10.	REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2017 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on March 29, 2018, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at our offices no later than June 11, 2018.

By Order of the Board of Directors,

Yosi Lahad,

Chairman of the Board of Directors

June 4, 2018

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Exhibit A

Compensation Policy for Directors and Officers of B.O.S. Better Online Solutions Ltd.

(the “Company” or “BOS”)

Table of Contents

Background	A-2
The purpose of the document and its contents	A-2
Compensation Objectives	A-2
Compensation Policy	A-3
Remuneration structure and components	A-3
Base salary for Officers	A-3
Benefits and perquisites – for Officers	A-4
Bonus – for Officers	A-5
Equity based compensation for Officers	A-6
Retirement and termination of service arrangements	A-6
Non-Employee Directors’ Compensation	A-7
Insurance, Exculpation and Indemnification	A-7
Management and Control	A-8
The ratio of Officers’ compensation to that of other Company employees	A-8

A-1

1.	Background

Amendment No. 20 to the Israeli Companies Law, 5759-1999 (the “Companies Law”) was enacted on 12 December 1, 2012. This amendment mandates the adoption of a compensation policy for Executive Officers and Directors in publicly-traded companies, and defines a special procedure for authorizing employment terms for executives.

On November 28, 2012, the Company’s Board of Directors appointed a Compensation Committee.

Under the ~~Israeli~~ Companies Law, the compensation committee is responsible for: (i) making recommendations to the Board of Directors with respect to the Compensation Policy applicable to the Company’s office holders and any extensions thereto; (ii) providing the Board of Directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for the position of chief executive officer from shareholder approval.

The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval by Company’s shareholders. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

2.	The purpose of the document and its contents

The purpose of the document is to define the Compensation Policy for the Office Holders in BOS, and present the guiding principles for the compensation.

For purposes of this Policy, “Officers” shall mean “Office Holders” as such term is defined in the ~~Israeli~~ Companies Law ~~5759-1999~~, excluding, unless otherwise expressly indicated herein, BOS’ directors who are not employees or service providers of the Company, but including the Active Chairman.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of BOS.

3.	Compensation Objectives

●	Attract, motivate, retain and reward highly experienced personnel in competitive labor markets.

●	Improve business results and strategy implementation, and support work-plan’s goals, through a long term perspective.

●	Drive Officers to create long term economic value for the Company.

●	Create appropriate incentives taking into account, inter alia, the Company’s interest in preventing excessive risk taking.

●	Create a clear correlation between an individual’s compensation and both the Company and the individual’s performance.

●	Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long term goals.

●	Create fair and reasonable incentives, considering the Company’s size, characteristics and type of activity.

●	Support market-driven pay decisions and ensure pay levels are set according to comparable market rates.

●	Create a desired and suitable balance between fixed and variable pay components.

A-2

4.	Compensation Policy

4.1.	Remuneration structure and components

Compensation components under this Compensation Policy may include the following:

●	Base Salary – a fixed monetary compensation paid monthly.

●	Benefits and perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions and as may be required under any applicable law.

●	Bonus – variable cash incentive paid annually, designed to reward officers based on both the Company’s results and achievement of individual predetermined goals.

●	Equity based compensation – variable equity based compensation designed to retain officers, align officers’ and shareholders’ interests and incentivize achievement of long term goals.

●	Retirement and termination of service arrangements – a fixed adaptation grant, in addition to the payment related to the advance Notice Period.

BOS’ Officers’ remuneration package is tailored to best suit with the Company’s characteristics and operations; and is designed to serve the Company’s long term goals and balance correctly between encouraging performance and limiting unwarranted risks.

A non-material change in the compensation package of an Officer who is subordinate to the Chief Executive Officer and who is not serving as a director of the Company may be approved solely by the Chief Executive Officer, provided that the terms of compensation of such Officer will continue to meet the requirements of this Compensation Policy. For these purposes, a change of up to 10% of the annual fixed compensation of such Officer shall be deemed to be non-material.

4.2.	Base salary for Officers

The base payment compensates the Officer for his/her time and effort in performing his/her tasks and reflects the Officer’s role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

●	Role and the business responsibilities.

●	Professional experience, education, expertise and qualifications.

●	Previous compensation paid to the Officer, before joining the Company and/or for previous roles within the Company.

●

Internal comparison: (a) base salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

External comparison – the cap of Base Salary of each Officer shall not exceed the average Base Salary granted to holders of similar positions in the Company’s peer group. This creates a desired balance between the Company’s expenses and maintaining competitiveness in the relevant labor markets. The Company’s peer group includes at least 10 Companies employing with similar criteria such as: number of employees (up to twice the amount employed by BOS at a specific time), revenues (up to 3 times of revenues amount of BOS at that time), and market value (up to 4 times of BOS’ market capitalization). It is recommended to include companies with the same field of business as much as possible.

A-3

When deciding on increasing an Officer’s Base Salary, the following considerations shall be applied:

●	Changes to the Officer’s scope of responsibilities and business challenges.

●	Officer’s professional experience, education, expertise, qualifications and achievements in the Company.

●	The need to retain the Officer, including related aspects such as competing job offers or the availability of alternative talent in the relevant labor market.

●	Inflation rate since the last Base Salary update.

●	The Company’s financial state.

●	Internal comparison - (a) base salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

External comparison - the Base Salary of each Officer shall be targeted towards the average Base Salary granted to holders of similar positions in the Company’s peer group, and shall not exceed such average, creating a desired combination between balancing the Company’s expenses and maintaining competitiveness in the relevant labor markets.

4.3.	Benefits and perquisites – for Officers

BOS’ benefit plans are designed to supplement cash compensation, based on local market practice for comparable positions, and are subject to the Israeli labor laws.

The Company shall offer its Officers market-competitive benefit plans which may include the following:

●	Pension and savings – subject to applicable law, Officers may be offered a choice between any combination of executive insurance and pension fund.

●	Disability insurance – the Company may purchase disability insurance for its Officers; premium will not exceed 2.5% of the monthly salary.

●	Providence fund – Officers may be entitled to a providence fund provision at the expense of the Company which shall not exceed 7.5% of the monthly salary.

●	Convalescence pay – Officers are entitled to convalescence pay according to applicable law.

●	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to 25 days per annum, and no less than the minimal number required under applicable law.

●	Sick days quota – Officers are entitled to up to 18 paid sick days per annum but no less than such minimal number required under applicable law.

●	Vehicle – car leasing may be offered to Officers on top of their salaries. The Company will gross up the taxation cost.

●	Meals cost reimbursements – according to Company’s practice as shall be from time to time. Tax will be paid by the Officer.

●	Medical health insurance – according to Company’s practice.

●	Out of pocket expenses - reimbursements according to Company’s practice.

●	Severance pay - the Company’s liability for severance pay to its Officers shall be calculated pursuant to the Israeli Severance Pay Law, 1963, except that an Officer may be entitled to receive severance pay even in the event of voluntary resignation.

A-4

4.4.	Bonus – for Officers

BOS’ incentive scheme will be based on a variable annual ~~cash~~ incentive, designed to reward Officers based on the achievement of predetermined Company and individual goals (the “Bonus”).

For each calendar year, the Company will define individual and Company measurable goals for each Officer.

The annual Bonus will be capped at 5 monthly base salaries, ~~.~~and may be paid, in whole or in part, in cash, equity or a combination thereof.

The Bonus plan shall take into account the profit level of the Company as a group and may also, but is not required to, take into account the profit level of the respective applicable division.

The bonus parameters will be determined based on pre-defined measurable and quantified considerations.

Measurable criteria for the Bonus may include (but is not limited to) any one or more of the following criteria, in accordance with the following ranges:

Category	Weight	Measurements may include (non-exhaustive list):
Company	70-100%

●  Increase in profitability from year to year

●  Annual growth in revenues

●  Meeting the Company’s budget

●  Increase in sales overseas

●  Net profit

●  Prevention of  significant accrual of slow inventory

●  Increase in product offerings by new technologies or solutions

Individual	Up to 30%	● Compliance with individual milestones ● Promoting strategic targets ● Compliance with corporate governance rules ● Discretion of the Board of Directors

The Bonus plan will include the following stipulations:

●	Threshold – Bonus is payable only if the audited consolidated financial statements of BOS reflect net profit – U.S. GAAP (after taking into account the Officers’ bonuses), except that in special circumstances the Board of Directors may grant a Bonus if there was no net profit in a given year, provided such bonus is capped at one monthly salary.

●	The Board of Directors may reduce a Bonus by up to 20% of the amount, at its sole discretion.

●	Compensation Recovery - A claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later restated in the Company’s financial reports (restatement). Claw back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the Officers. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

●	Special bonus for outstanding achievements.

A-5

Officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board of Directors, following recommendation and approval of the Compensation Committee.

Such special bonus shall not exceed the amount of 1 monthly salary of the Officer.

4.5.	Equity based compensation for Officers

BOS’ variable equity based compensation is designed to retain Officers, align Officers and shareholders’ interests and incentivize achievement of long term goals.

The Company shall be entitled to grant to Officers stock options, Restricted Stock Units or any other equity based compensation (the “Options”).

The grant of the Options shall be in accordance with the Company’s equity compensation policies and programs in place from time to time.

Cap on the value of the annual Options: the value (according to acceptable valuation practices at the time of grant), at the date of grant, shall not exceed the amount of the last 5 monthly salaries for each Officer per year of vesting.

General guidelines for the grant of Options:

●	The Options shall be granted from time to time and be individually determined and awarded by the Board of Directors according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

●	Outstanding Options granted to Officers and directors of the Company will not represent more than ~~10~~15% of BOS’ outstanding (fully diluted) shares.

●	Vesting schedule - The Options will vest and become exercisable annually over a period of three years, in three equal portions, creating desired incentives for the Officers in a long term perspective.

●	Exercise price will be set according to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days preceding the date of grant.

●	The Options shall have a 5 years expiration period.

Any others terms of the grant will be determined by the Compensation Committee and the Board of Directors, in accordance with applicable law.

The Board of Directors shall have discretion to determine a cap to the exercise value of the Options.

4.6.	Retirement and termination of service arrangements

Advance notice

The Officer shall be entitled to an advance notice prior to termination in a period of up to three (3) months (the “Notice Period”).

During the Notice Period, the Officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors has released the Officer from such obligation.

A-6

Adaptation grant

In case of termination by the Company (except for cases of termination for Cause), an Officer will be eligible for an adaptation grant (of several monthly salaries), in addition to the payment related to the advance Notice Period, as depicted in the following table:

	Up to 5 years with the Company	Over 5 years with the Company
President / CEO	0	3
CFO	0	2

The adaptation grant is subject to the approval of the Compensation Committee following the CEO recommendation (or recommendation of the Chairman when dealing with the President/CEO).

4.7.	Non-Employee Directors’ Compensation

The directors of BOS, who are not employees or service providers of the Company, shall be entitled to remuneration (in the form of both an annual payment and per meeting participation payment) up to the increased limits, and to refund of expenses, as provided under the Regulations of External Directors defined below. “Regulations of External Directors” shall mean the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The compensation for the directors (excluding external directors and members of the compensation committee) may be paid in Ordinary Shares instead of in cash. Payment in the Company’s Ordinary Shares is made according to the following terms:

●	Payment once a year, at the end of each calendar year.

●	The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days ending on December 31st of the applicable year.

In addition, the members of BOS’ Board of Directors (including Company’s Chairman) may be granted equity based compensation which shall vest and become exercisable annually over a period of 3 years. The equity awarded shall have a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed US$ 5,000 per year of vesting, on a linear basis, with respect to each director, and US$ 25,000 per year of vesting, on a linear basis with respect to Company’s Chairman, subject to applicable law and regulations.

The Company may pay additional fees to directors who are also contracted to perform various services to the Company, including but not limited to consulting services, finder fee services, investment-banking services, business development services or other commercial services, as may be determined from time to time by the Compensation Committee, the Board of the Directors, and the shareholders of the Company.

4.8.	Insurance, Exculpation and Indemnification

All directors and Officers at any given time will be covered by the Company’s D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law.

The Company’s D&O policy will have a liability coverage of $5 million per event and per period, at an annual premium of $34,000. Upon the expiration of the policy, it may be renewed or extended, on terms substantially similar to or more favorable than those of the then effective insurance policy, except that the annual premium may be increased by no more than 25% in any year, as compared to the previous year, or cumulatively for the number of years since the last such increase.

In addition, the Company exempts and releases each director and Officer from any and all liability to the Company and indemnifies its directors and Officers, in each case up to the maximum extent permitted by law.

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5.	Management and Control

The Board of Directors shall:

(a)	Review the compensation Policy and its implementation and from time to time asses the need for updates.

(b)	Review this Policy whenever business conditions shall warrant such a review.

(c)	Take into account while examining Policy and plans, inter alia, the Company’s profits and revenue, market conditions, business plan, the effect of the Policy on the performance of the Company, work-relations in the Company and any other relevant factors and circumstances.

This Policy will be submitted to shareholders approval at least once in every three years.

6.	The ratio of Officers’ compensation to that of other Company employees

The Company has decided that the ratio of each executive, including the President and CEO, compensation to the average and median salary of the rest of the employees (including contractor employees engaged by the Company) will not be higher than 15.

The Compensation Committee and the Board of Directors consider this ratio, taking into account the senior position of the executive officers and their scope of responsibilities, to be reasonable, fair and appropriate, and will not hinder working relations in the Company.

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Exhibit B

INDEMNIFICATION AGREEMENT

This INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of _____________, by and between B.O.S. Better Online Solutions Ltd., a company organized under the laws of the State of Israel with offices at 20 Freiman Street, Rishon LeZion 7535825 Israel (the “Company”), and _____________ (“Indemnitee”).

WHEREAS, the Company desires to attract and retain Indemnitee to serve as an Office Holder in the Company and to provide Indemnitee with protection against liability and expenses incurred while acting in that capacity;

WHEREAS, the Company understands that Indemnitee has reservations about serving the Company without adequate protection against personal liability arising from such service, and that it is also of critical importance to Indemnitee that adequate provision be made for advancing costs and expenses of legal defense; and

WHEREAS, the Board of Directors and the shareholders of the Company have approved this Agreement as being in the best interests of the Company.

NOW, THEREFORE, in order to induce Indemnitee to serve or to continue to serve as an Office Holder of the Company the parties agree as follows:

1.	Contractual Indemnity

The Company hereby agrees, subject to the limitations of Sections 2, 3, and 6 hereof, and the limitations mentioned in the Company’s Articles of Association, to indemnify Indemnitee, to the greatest extent possible under applicable law, against any liability or expense in respect of any act or omission of Indemnitee in his capacity as an Office Holder of the Company or of a company controlled, directly or indirectly, by the Company (a “Subsidiary”), or as a director or observer at Board meetings of a company not controlled by the Company but in which the appointment as a director or observer results from the Company’s holdings in such company or is made at the Company’s request (“Affiliate”), including: (i) a monetary obligation imposed on Indemnitee in favor of another person by a court judgment, including a judgment given in settlement or an arbitrator’s award approved by court; (ii) reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction; (iii) reasonable litigation expenses, including attorneys’ fees, expended by Indemnitee or charged to Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted, or in a criminal proceeding in which Indemnitee was convicted of an offense that does not require proof of criminal intent; (iv) expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law;  and (iv) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law (collectively referred to hereinafter as “Claim”).

The Company shall indemnify the Indemnitee with respect to actions or omissions occurring during his position as an Office Holder, even if (i) occurred prior to the signing of this document or (ii) at the time of Claim Indemnitee is no longer an Office Holder.

The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that (i) Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Company, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe that Indemnitee’s conduct was unlawful.

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2.	Limitations on Contractual Indemnity

2.1	Indemnitee shall not be entitled to indemnification under Section 1, for financial obligation imposed consequent to any of the following: (i) a breach of the duty of fidelity by Indemnitee, unless the Indemnitee acted in good faith and had reasonable basis to assume that the act would not harm the Company; or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly (but not where the breach was negligent only); or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee; or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee.

2.2	The Company undertakes to indemnify all Office Holders it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, in excess of the insurance proceeds received pursuant to Section 9, a total amount over the years, that shall not exceed an amount equal to US$2,500,000 (two million five hundred thousand US dollars), or such greater sum as shall, from time to time, be approved by the shareholders of the Company.

3.	Limitation of Categories of Claims. The indemnification pursuant to sub-section (i) of the first paragraph of Section 1 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Board of Directors of the Company to be foreseeable at the date hereof:

3.1	The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

3.2	Occurrences including reporting obligations resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

3.3	Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by an Office Holder in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

3.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

3.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

3.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

3.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

3.8	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

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3.9	Actions in connection with the developing, testing and manufacturing of products by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

3.10	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

3.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, that have been decided upon, whether such policies and procedures are published or not.

4.	Expenses; Indemnification Procedure. The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable, but has no duty to advance payments in less than twenty (20) days following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company if Indemnitee is found guilty of a crime that requires criminal intent. Other advances will be repaid by Indemnitee to the Company if it is determined by the Company’s legal counsel that Indemnitee is not lawfully entitled to such indemnification.

5.	Notification and Defense of Claim. If any action, suit, proceeding or other Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

5.1	Indemnitee will promptly notify the Company in writing of the commencement thereof, and the Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ his own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless (i) the Company shall not have assumed the defense of the Claim and employed counsel for such defense, or (ii) the named parties to any such action include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a material conflict of interest between Indemnitee and the Company.

5.2	The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company’s written consent, and the Company shall not settle any Claim in a manner which would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent; provided, however, that neither the Company nor Indemnitee will unreasonably withhold its consent to any proposed settlement and, provided further, that if a Claim is settled by the Indemnitee with the Company’s written consent, or if there be a final judgment or decree for the plaintiff in connection with the Claim by a court of competent jurisdiction, the Company shall indemnify and hold harmless Indemnitee from and against any and all losses, costs, expenses and liabilities incurred by reason of such settlement or judgment.

5.3	Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee’s power.

6.	Partial Indemnification. If Indemnitee is entitled to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties incurred by him in the investigation, defense, appeal or settlement of any civil or criminal action or proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled.

7.	Other Indemnification. The Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts which are in excess of the amount actually paid to Indemnitee pursuant to such agreements.

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8.	Collection from a Third Party. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.	Insurance. The Company shall maintain an insurance with a reputable insurer (the “Insurer”) to insure the liability of the Indemnitee for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder of the Company, in any of the following cases:

9.1	a breach of the duty of care vis-à-vis the Company or vis-à-vis another person.

9.2	a breach of the duty of fidelity vis-à-vis the company, provided that the director acted in good faith and had reasonable basis to assume that the act would not harm the Company.

9.3	a monetary obligation imposed on him in favor of another person.

9.4	(i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$5,000,000 (five million US Dollars) (the “Insurance Policy”). The Company undertakes to maintain such insurance during the period the Indemnitee serves as a director of the Company and for a period of 7 (seven) years commencing on the day Indemnitee has ceased from serving as a director of the Company.

The Company shall give prompt written notice of any Claim to the Insurer in accordance with the procedures set forth in the Insurance Policy. The Company shall thereafter take all necessary or desirable action to cause the Insurer to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of the Insurance Policy.

10.	Exemption. The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care towards the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2.1 above and provided further that in no event shall you be exempt from any liability for damages caused as a result of a breach of your duty of care towards the Company in the event of a Distribution (as defined in the Companies Law).

11.	No Restrictions. For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify the Indemnitee post factum for any amounts which the Indemnitee may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 2 and 3 above.

12.	Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. In any event, the undertakings of the Company and the categories of claims in Section 3, shall be construed as widely as permitted by law.

13.	Attorneys’ Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys’ fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

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14.	Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

15.	Governing Law; Binding Effect; Amendment. This Agreement shall be governed by and construed under the laws of the State of Israel. The parties agree to submit themselves to the exclusive jurisdiction of the courts in Tel-Aviv or Jerusalem. This Agreement shall be binding upon Indemnitee and the Company, their successors and assigns, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assigns and to the benefit of the Company, its successors and assigns. No amendment, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by both parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

B.O.S. Better Online Solutions Ltd.	Indemnitee

By:

Name:	Name:

Title:	Address:

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